[Logo]
Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
April 28, 2008
Ms. Rebecca A. Marquigny
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506
VIA EDGAR CORRESPONDENCE

Re:	Ohio National Variable Account A
ONcore Lite Individual Variable Annuity
Post-Effective Amendment No. 17
File Nos. 811-09178 & 333-52006
Dear Ms. Marquigny:
Below are our responses to the Staff’s comments related to the post-effective amendment of the above-referenced variable annuity product on Form N-4. To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Xtra, Post-Effective Amendment No. 22	811-01978	333-86603
ONcore Value, Post-Effective Amendment No. 27	811-01978	333-43513
ONcore Premier, Post-Effective Amendment No. 28	811-01978	333-43515
ONcore Flex, Post-Effective Amendment No. 27	811-01978	333-43511
ONcore Ultra, Post-Effective Amendment No. 3	811-01978	333-134288
ONcore Wrap, Post-Effective Amendment No. 2	811-01978	333-134982
Pursuant to your Comment 1, regarding the disclosure on the cover page that the Prospectus does not contain information about a plan that may own the contract and the disclosure in the Statement of Additional Information regarding loans under tax-sheltered annuities, we have confirmed that we no longer offer loans under tax-sheltered annuities so we have deleted such language in the Statement of Additional Information.

Ms. Marquigny
April 28, 2008

Pursuant to your Comment 2, regarding the fee table, we have added a footnote that indicates for the Maximum Possible Total Separate Account Expenses that the average account value, contract value and all rider bases are assumed to be equal and that if they are not, actual expenses may be higher or lower. We have also changed the format of the table and the footnote to make it less conspicuous so it does not detract from the fee table.
Pursuant to your Comment 3, we have added the appropriate language in the preamble to the fund expenses. The Registrant confirms that the minimum and maximum total annual operating fund expenses does reflect Acquired Fund Fees and Expenses.
Pursuant to your Comment 4, regarding the stated assumption that the death benefit and contract value are equal, we have deleted such language since the expense examples now included in the filing do not assume such amounts and the rider charge bases are equal when the expenses are deducted.
Pursuant to your Comment 5, we have included a sentence on how to obtain a free copy of a fund prospectus.
Pursuant to your Comment 6, regarding the return of premiums during the free look period, we have clarified that if a contract owner exercises his free look in a return of premium state, he will receive the greater of the original purchase price or the current contract value. We have also clarified the sentence on when we deem the free look period to begin. Additionally, we have conformed the language regarding the free look period in Appendix A to the language in the main body of the Prospectus.
Pursuant to your Comment 7, regarding the Optional Asset Allocation Models, we have added language that states if the Guaranteed Principal Protection (“GPP”) or Guaranteed Principal Access (“GPA”) riders are canceled because a contract owner ceases to be in a model, a full annual rider charge will be assessed.
Pursuant to your Comment 8, regarding the suspension of payment, we have deleted the reference to “certain electronic exchanges.”
Pursuant to your Comment 9, regarding the language concerning Rule 22c-2, we have clarified that we may be required to prohibit or restrict further purchases or exchange requests “into” a fund rather than “in” a fund.
Pursuant to your Comment 10, regarding the GPA rider, we have added language to clarify that the charge for the rider upon reset may be higher than the initial charge “based on rates applicable to new contracts.”
Pursuant to your Comment 11(a), regarding the introduction and overall context of the death benefit discussion, we have revised and reordered the language to attempt to clarify how the death benefit works and explain it in a more understandable manner.

Ms. Marquigny
April 28, 2008

Pursuant to your Comment 11(b), regarding the death benefit adjustment, we have added a statement that if the contract value is greater than the death benefit, then there is no death benefit adjustment. We have also added a numerical example to help explain the death benefit adjustment, and we have revised some of the language to reduce the use of the word “guaranteed.”
Pursuant to your Comment 11(c), regarding the unadjusted contractual death benefit, we have revised the language to clarify that the option of net purchase payments is less withdrawals.
Pursuant to your Comment 11(d), regarding payments to multiple beneficiaries, we have revised the language to clarify that if there are multiple beneficiaries and the owner has not selected a settlement option, all the beneficiaries must agree on a settlement option or the payout value will be paid in lump sums to all of them proportionally.
Pursuant to your Comment 11(e), regarding available settlement options, we have clarified the language explaining available settlement options.
In place of the first eight paragraphs in the Death Benefit section, we have revised the language to read as set forth in Appendix A to this letter.
Pursuant to your Comment 12, regarding the withdrawals under the GMDBR80 and GMDBR85, we have revised the language to clarify that both the minimum and maximum death benefit amount will be reduced by withdrawals.
Pursuant to your Comment 13(a), regarding reinstating the “no lapse” protection of the GMIB, we have added language setting forth under what circumstances the “no lapse” protection will be reinstated.
Pursuant to your Comment 13(b), we have defined “ten year annuitization waiting period.”
Pursuant to your Comment 13(c), regarding annuitizing during the ten year period following reset under the GMIB Plus with Five Year Reset and GMIB Plus with Annual Reset, we have clarified that a contract owner may annuitize during the ten year period under his contract but the GMIB rider will then be of no further value to him.
Pursuant to your Comment 14, the Registrant and the Depositor (The Ohio National Life Insurance Company) represent that there are no guarantees or third-party support agreements regarding the minimum guarantees under the individual variable annuities. Depositor is responsible for paying any amounts guaranteed under the variable annuities and their riders.
Pursuant to your Comment 15, regarding Part C, we have deleted references to US Bank as Custodian for the Registrant. We have included an Opinion of Counsel as to the securities registered. We have also included the required references under Item 26, instruction 2, regarding which subsidiaries file financial statements.

Ms. Marquigny
April 28, 2008

Pursuant to your specific comment regarding Post-Effective Amendment No. 27 of ONcore Value (333-43513), we have deleted the reference to a Guaranteed Withdrawal Benefit.
Pursuant to your specific comment regarding Post-Effective Amendment No. 22 of ONcore Xtra (333-86603), Registrant confirms that the expense examples reflect the stated surrender charge and are based on an initial investment of $10,000 and do not reflect the extra credit available under the contract.
Pursuant to your specific comment regarding Post-Effective Amendment No. 2 of ONcore Wrap (333-134982), we have reconciled the discrepancy in the stated fee amount for the GPP on pages 5 and 20.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante

Kimberly A. Plante
Associate Counsel

Ms. Marquigny
April 28, 2008

APPENIDX A
If the annuitant dies before the annuity payments begin, your contract provides for a death benefit. The death benefit is used to calculate the death benefit adjustment which affects the amount of proceeds received by the beneficiary. The death benefit may be higher based upon one or more riders, which are described below, that you have elected to add to your contract.
The death benefit is the greatest of: (i) the total contract value; or (ii) net purchase payments less pro-rata withdrawals, unless one of the riders added to your contract provides for a higher death benefit. The death benefit is used to calculate the death benefit adjustment. The death benefit adjustment is equal to the excess, if any, of the death benefit over the contract value on the applicable date. The amount equal to the death benefit adjustment is added to the contract in the Money Market Portfolio. If the contract value is greater than the death benefit on the effective date of the death benefit adjustment, then there is no death benefit adjustment.
Upon receipt of proof of the annuitant’s death and satisfactory instruction from the beneficiary for the disposition of the contract, we will pay or apply as directed by the designated beneficiary(ies) an amount equal to the contract value which includes the death benefit adjustment, if any, to, or for the benefit of, the designated beneficiary(ies).
Any change in the contract value after the effective date of the death benefit adjustment, and before we distribute the contract proceeds, will affect the amount to be paid to the beneficiary. As such, the actual amount paid upon disposition of the contract may be more or less than the highest amount provided under your contract or optional riders.
In those states where permitted, for contracts applied for on or after May 15, 2008, the death benefit adjustment is calculated as of the earlier of: (i) the date we are in receipt of proof of the annuitant’s death; or (ii) 90 days from the date of the annuitant’s death. For purposes of this section, “applied for” means the date when the application for the annuity is signed or the electronic order is submitted to us. For all other contracts, the death benefit adjustment is calculated as of the date of death. For contracts applied for after January 1, 2001 and before May 15, 2008, in those states where permitted, we may provide a one-time opportunity in the future for the contract owner to choose to have their death benefit adjustment calculated in the same way as we calculate the death benefit adjustment for contracts applied for on or after May 15, 2008.
As an example of the death benefit adjustment calculation, if the contract value on date of death benefit adjustment calculation is $85,000 and the death benefit is $100,000, then the death benefit adjustment is $15,000 ($100,000 death benefit — $85,000 contract value). $15,000 is added to the Money Market Portfolio until satisfactory instructions are received from the beneficiary as to settlement of the contract. If the contract value is $60,000 when we receive satisfactory instructions, then the beneficiary will receive $75,000 ($15,000 + $60,000). If the contract value is $120,000 when we receive satisfactory instructions, then the beneficiary will receive $135,000 ($15,000 + $120,000).

Ms. Marquigny
April 28, 2008

“Net purchase payments” means your total purchase payments and an amount for any applicable premium tax or similar state or local tax. “Pro rata withdrawals” mean an adjustment for any amounts you have withdrawn from the contract based on the percentage reduction to the total contract value which resulted from the withdrawal.
We may require any designated beneficiary have an insurable interest in the life of the annuitant. The contract proceeds will be paid to the beneficiary in a single sum unless you or the beneficiary(ies) elect settlement under one or more settlement options. If there are multiple beneficiaries and the owner has not selected a settlement option, all the beneficiaries must agree on a settlement option or the payout value will be paid in lump sums to all of them proportionally.
Unless otherwise designated by the contract owner before the date of annuitant’s death, the beneficiary may elect one of the following settlement options:
(1) Five Year Continuance — Beneficiary may elect to become owner of the annuity and must liquidate the annuity within five years from the date of the annuitant’s death. Surrender charges will apply if applicable.
(2) Beneficiary Stretch — Beneficiary may elect to become owner of the annuity and may continue the annuity for as long as the beneficiary takes a required minimum distribution each year beginning the first year after the year in which the annuitant died. This option must be elected within twelve months from the date of the annuitant’s death.
(3) Immediate Annuitization — Beneficiary may elect to annuitize the annuity but must do so within twelve months from the date of the annuitant’s death.
(4) Lump Sum Distribution — Beneficiary may elect a lump sum distribution in which a surrender charge will not apply.
If the only beneficiary is the surviving spouse of the owner and annuitant and there is either no surviving owner or the surviving spouse is also the sole surviving owner, the spouse may continue the contract as the owner and annuitant, or choose one of the settlement options listed above.